SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

ZiLOG, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 989524301

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989524301	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 125,107
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 125,107
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 281,954[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 767,634[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,954[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 767,634[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,588[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 125,107 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

3

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 84,300
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 84,300
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%[1]
14	TYPE OF REPORTING PERSON* BD

———————

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 281,954[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 851,934[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,854[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 851,934[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,888[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 125,107 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients.

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  B. Riley & Co., LLC has sole voting and dispositive power over 84,300 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 989524301	13D	Page 6

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended to add the following:

On February 4, 2008, the Issuer announced that it rejected UEIC’s acquisition proposal to purchase all of the outstanding shares at a price per share of $4.50 in cash.

On February 6, 2008, RIM sent a letter to the Issuer in response to its rejection of the UEIC acquisition proposal. RIM expressed its disappointment by the decision. Among other things, the letter notes that given the Issuer’s most recent financial guidance, the UEIC acquisition proposal would value the Issuer at 8x EV/EBITDA and 45x EPS, which would be attractive to shareholders. The letter also expressed RIM’s belief that the Issuer’s current projections are not realistic. RIM also questioned whether the Board and the shareholders of the Issuer have the same goals, given the less than 5% insider ownership and much of such ownership was in the form of stock options. RIM noted that if Board compensation was reduced by half, it may add $.45 per share in stock value. RIM reiterated its belief that the UEIC proposal was in the best interests of the shareholders, and welcomed an open dialogue with the Board as RIM considers its alternatives, including nominating a new slate at the upcoming annual meeting of the stockholders.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is hereby amended to add the following:

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. On January 24, 2008 and January 28, 2008, RIP sold to investment advisory clients 86,023 and 70,824 shares at per share prices of $3.83 and $3.73, respectively. On February 1, 2008, RIP purchased 100 shares at a per share price of $3.61

Item 7.

Material to be filed as Exhibits

Exhibit A     Letter, dated February 6, 2008 from RIM to the Issuer.

CUSIP No. 989524301	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025

Phone (310) 966-1445   Fax (310) 966-1096

www.rileyim.com

February 6, 2008

Mr. Darin Billerbeck

President & CEO

Board of Directors

Zilog Inc.

6800 Santa Teresa Blvd.

San Jose, CA 95126

Dear Mr. Billerbeck & Board of Directors:

We are writing this letter in response to your rejection of the $4.50 all cash bid from UEIC, which we would be financing and which we have supported.  We are disappointed by the decision and think it is appropriate to provide our view as a significant shareholder of ZILG.

To provide some background, we have known ZILG since shortly after the company emerged from bankruptcy and we made our first investment in the company in 2003, which we sold prior to the company raising money at $12.50 per share.  Since that time we have followed the company’s performance, which has been disappointing to say the least.  We invested again in 2006 after the company hit yet another “rough patch” and the stock declined below $3.00.  At that time the company still had a strong balance sheet from the capital raise, a growing flash business, a legacy business that appeared to be stabilizing and the promise of a new 32-bit ARM offering that was announced in February of that year.  Initially, we did see some improvement in ZILG’s legacy business, and flash revenue continued to grow; however shipments of the ARM product were continually delayed.  Eventually, we saw the legacy business resume its slide and discovered that some of the strength in universal remotes business during FY ’07 was a result of channel stuffing.  Consequently, the remotes business suffered through a subsequent inventory correction through most of FY ’08.  Now the company still has nearly 50% of its revenue generated from legacy products that have an uncertain outlook, a universal remote business that has significant customer concentration, a situation where flash growth has slowed to a crawl, and ARM sales that are projected to be in the neighborhood of $1 million in the March quarter, which is two years after the product was announced.

Looking to the future of the company, on your most recent conference call, Darin Billerbeck provided guidance for FY ’09 of $81M to $83M in revenue, an 8-10% EBITDA margin and EPS of $0.09 to $0.11.  At the midpoint of this guidance the UEIC offer values the company at 8x EV/EBITDA and 45x EPS.  We view those multiples as very attractive to the ZILG shareholders.  We assume the Board is also using this forecast to determine appropriate value, and so a brief examination of a few historical facts is appropriate.  First, since emerging from Chapter 11 bankruptcy, ZILG has generated over $80M in GAAP net losses for its shareholders.

Sales have declined five out of six years (including the expected decline in FY ’08) and the one-year of 4% revenue growth is expected to be followed by a year of over 17% revenue decline.  We believe some shareholders and observers may have been surprised by the optimistic guidance for FY ’09.  However, looking at the recent forecasting ability of the management team, we wonder if their guidance is more of a wish than an achievable goal.  Over the last four quarters management has hit its forecast only two times.  That is a 50% hit rate when looking only two months into the future.  To think that now looking 14 months into the future and predicting revenue growth of over 20% is believable is absurd.  But, as we stated above, even IF this guidance is achieved we believe the UEIC offer is still very attractive to the owners of this company.

After examining the valuation of the UEIC offer, especially in light of the past performance of the company, we wonder if the Board truly has the best interest of the owners in mind.  Although it is difficult because of the bankruptcy to determine where all of the insider’s ownership came from, it appears that the vast majority of ownership has either been granted in the form of stock and/or options with very little stock ever purchased in the open market.  So with the insiders owning less than 5% of the company, and the ownership they do have coming at little or no cost, we wonder if the Board and the majority of the owners have the same goal.  Additionally, according to ZILG’s most recent proxy statement, the four non-executive members of the Board had combined compensation of nearly $400,000 in FY ’07.  The Board also decided to grant themselves a raise following that last annual meeting by doubling the number of options granted on an annual basis as well as instituting fixed fees for committee membership.  Although the board eliminated meeting fees for the first four meetings of the year, it then boosted the remaining meeting fees by 50%.  We are interested in the rationale behind raising the Board’s compensation after six straight years of losses.  To put ZILG’s board fees in perspective, if just the fees paid to the Board members were eliminated (not all other expenses associated with the Board) it would add $0.02 per share to earnings, which is worth $0.90 per share in the stock price at the UEIC valuation and apparently even more per share at your valuation.  We understand the company needs a Board, but if the fees were even cut in half, which would result in roughly $50,000 of compensation on average to each member, it would theoretically add more than $0.45 per share in stock value.  Despite this, it appears the Board believes it is in the best interest of the shareholders that its compensation be increased so we can retain our Board members that have presided over the last six years of losses and declining revenue.  ZILG’s past performance is very relevant given the fact that two of the three executive officers and two of the five board members (including the Chairman) have been with the company since 2002 or before.

Summarily, we are frustrated by the decision of the Board to reject the UEIC offer and provide very little reason to shareholders other than, “We do not think it is in the best interest of shareholders at this time.”  We continue to believe that the UEIC offer is in the best interests of the shareholder.  We would welcome an open dialogue with the Board members as we consider our alternatives, including nominating a new slate at the upcoming annual meeting of the stockholders.

Sincerely,

Riley Investment Management LLC